Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of June 30, 2025, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included in this analysis may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “plans,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	the ability of our clients to continue utilizing our products at their current levels;

●	our ability to expand the number of and diversify types of customers in order to avoid a material effect on our operating margins, our profitability, our sales and our results of operations as a result of a loss of a significant customer, or a material reduction in sales to a significant customer;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with partners and customers;

●	our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to engage in future strategic opportunities, including, but not limited to, strategic acquisitions, and achieve any expected benefits therefrom;

●	our ability to launch and penetrate markets in new locations, including taking steps to expand our worldwide activities and to enter engagements with new business partners in those markets;

●	our intention to increase marketing and sales activities;

●	our intention to establish partnerships with industry leaders;

●	our ability to locate additional funding available to us on acceptable terms;

●	our ability to retain professional employees and executive members;

●	our ability to internally develop new inventions and intellectual property;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws and/or regulations;

●	our ability to continue to effectively comply with the requirements of Nasdaq;

●	the impact of potential litigation;

●	acceptance of our business model and performance by investors; and

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war, Israel-Hezbollah war and Israel-Iran war.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2024, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Alarum”, the “Company”, “we”, “us” or “our” are to Alarum Technologies Ltd. and its subsidiaries. All references in this report to “dollars” or “$” means United States dollars.

You should read the following discussion and analysis in conjunction with our unaudited condensed consolidated financial statements for the six months ended June 30, 2024 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2023 and notes thereto filed with the SEC as part of our Annual Report.

Business Overview

We are a global Software as a Service, or SaaS, provider. We operate mainly in the Web Data Collection market, offering solutions for various needs and for a wide variety of use cases.

We offer secured, fast and anonymous Internet Protocol Proxy Network solutions, or IPPN solutions, to our business customers which, in turn, enable them to anonymously and securely browse the internet as well as to collect data from any publicly available source on the web, for their own business purposes. Our IPPN solutions allow organizations to collect anonymously vast amounts of accurate, transparent web data from public online sources by simultaneously connecting to the Internet from different Internet Protocol, or IP, addresses. Our customers can choose from various types of IPs from our IP pool which contains dozens of millions of IPs, including ISP IPs, data center IPs, and residential service provider IPs.

With these solutions, customers gain data-driven information that provides valuable insights with respect to predictive capabilities or behaviors, thereby assisting ongoing business management operation and decision making. An added benefit to our customers is the fact that utilizing our network completely hides enterprises from the internet by modifying IP addresses, thus ensuring high levels of privacy for their online presence. Also, our IPPN solutions enable access to the internet through dozens of millions of end points globally, thus ensuring multiple business use cases, including large-scale data collection and analysis, cyber security, price comparison, ad verification, search engine optimization validations, web data extraction, collection of data for financial analysis, and more.

We also offer data collection solutions, or Data Collection solutions, which include tools that allow our customers to collect real-time structured data from global search engines tailored to their needs, as well as collecting public web data from websites that have implemented anti-bot technologies and more.

 In addition, as previously disclosed, we decided in July 2023 to scale down the operations of our consumer internet accesses business, operated under our wholly owned subsidiary CyberKick Ltd., a decision that resulted in material reductions of expenses and headcount. We continue to maintain our service only to current paying users, which allows us to generate revenue from past investments in acquiring such users, with minimal costs.

Our Business Model

We generate revenue primarily from our SaaS subscriptions in the Web Data Collection market, which consists of subscription or consumption-based fees from customers utilizing our solutions. Most of the customers purchase our solutions using periodic packages ranging between one month to one year. Our revenue is mainly recognized on a straight-line basis over the package period.

Results of Operations

The following discussion of our results of operations for the six months ended June 30, 2025 and 2024, included in the following table, which presents selected financial information data, is based upon our consolidated statements of profit or loss and other comprehensive income contained in our unaudited condensed consolidated financial statements for those periods, and the related notes.

	For the Six Months Ended June 30,
U.S. dollars in millions	2025	2024
Revenue	15.9	17.3
Cost of revenue	5.7	3.9
Gross profit	10.2	13.4
Operating expenses:
Research and development	3.1	2.1
Selling and marketing	3.9	3.4
General and administrative	2.9	2.6
Total operating expenses	9.9	8.1
Operating profit	0.3	5.3
Financial income (expense), net	0.7	(3.4)
Profit before income tax	1.0	1.9
Tax expense	0.3	0.8
Net profit for the period	0.7	1.1

Key Business Metrics

We monitor the key business metrics set forth below to help us evaluate and establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. Our key non-International Financing Reporting Standards, or non-IFRS, business metrics are:

EBITDA or EBITDA loss. We define EBITDA (EBITDA loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets, financial income (expense) and income tax.

Adjusted EBITDA or Adjusted EBITDA loss. We define Adjusted EBITDA (Adjusted EBITDA loss) as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation.

Non-IFRS net profit (loss). We define non-IFRS net profit (loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets, impairment of goodwill (if any), financial income (expense) effects primarily related to derivative financial instruments and long-term loan, deferred tax effects and share-based compensation.

We believe the non-IFRS financial information provided in this report is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such, deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

The following tables present the reconciled effect of the above on the Company’s EBITDA, Adjusted EBITDA and non-IFRS net profit for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
U.S. dollars in millions	2025	2024
Net profit for the period	0.7	1.1
Adjustments:
Depreciation and amortization	0.3	0.3
Financial expense (income), net	(0.7)	3.4
Tax expense	0.3	0.8
EBITDA	0.6	5.6
Adjustments:
Share-based compensation	1.7	1.0
Adjusted EBITDA	2.3	6.6

	For the Six Months Ended June 30,
U.S. dollars in millions	2025	2024
Net profit for the period	0.7	1.1
Adjustments:
Depreciation and amortization	0.3	0.3
Financial expense (income), net effects	(0.1)	3.3
Deferred tax effects	(0.3)	(0.1)
Share-based compensation	1.7	1.0
Non-IFRS net profit	2.3	5.6

 Factors Affecting our Performance

We rely on businesses requiring gathering data over the Internet using residential and Data Center IP addresses from various localities around the world.

Our prospective customers in the Web Data Collection market often do not have a specific portion of their information technology budgets allocated for products that address the next generation of privacy solutions. We invest in sales and marketing efforts to increase market awareness, educate prospective customers, and drive the adoption of our solutions. We believe that we will need to invest additional resources in targeted international markets to drive awareness and market adoption. The degree to which prospective customers recognize the mission critical need for collecting valuable information from internet sites will drive our ability to acquire new customers, increase renewals and follow-on sales opportunities, which, in turn, will affect our future financial performance.

Reliance on Large Customers

We work continuously to increase our customer base, in order to reduce reliance on large customers. During the first half of 2025, 41% of our data collection revenue derived from 48 customers who purchased services in amounts ranging between $50,000 and $500,000, and 17% of our revenue was generated from 153 customers who bought services at amounts range between $5,000 and $50,000. Nevertheless, we still had 7 customers that purchased services in amounts greater than $500,000, and they generated together approximately 39% of the total data collection business revenues.

Revenues and Customers Retention Trends

Our large base of customers represents a significant opportunity for further sales expansion. Once customers purchase subscriptions from us, they can add additional features, geographic coverage, users, and digital intelligence solutions. We look at the increase in spending from our customers as an indication of the value we provide them over time.

An indication of the spending from existing customers in the data collection business is our net dollar-based retention rate, or NRR, which compares our Annual Recurring Revenue, or ARR, from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period. We calculate our NRR as of a period end by starting with the ARR from the cohort of all customers as of 12 months prior to such period end, or the Prior Period ARR. We then calculate the ARR from these same customers as of the current period-end, or the Current Period ARR. Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months but excludes ARR from new customers in the current period. We then divide the Current Period ARR by the Prior Period ARR to arrive at the point-in-time NRR. We then calculate the average of the trailing four quarter point-in-time NRRs to arrive at the NRR. As of June 30, 2025, our NRR was 0.98. This, compared to an NRR of 1.27 as of December 31, 2024.

Our NRR may fluctuate due to several major factors, such as material changes in our customers’ businesses; our customers’ satisfaction with our solutions; pricing; support; and the competition which may impact the revenues from significant customers due to changes in our customers’ spending levels.

The drop in the NRR during the first 6 months of 2025 is mainly a result of lower demand from large customers in certain verticals.

Comparison of the six months ended June 30, 2025, to the six months ended June 30, 2024

Revenue

The following table summarizes our revenue disaggregated by source for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Months Ended June 30,
U.S. dollars in millions	2025	2024

Web Data Collection
SaaS revenue:
IPPN solutions	14.4	16.6
Data Collection solutions	1.2	0.2
Total Web Data Collection revenue	15.6	16.8
Other revenue	0.3	0.5
Total revenue	15.9	17.3

Our revenue for the six months ended June 30, 2025, totaled $15.9 million, compared to $17.3 million in the six months ended June 30, 2024. Most of the decrease derived from the gap between the revenues in the first quarter of each year, while revenues generated during the second quarters were practically equal.

The decrease in the Web Data Collection revenue is primarily due to market dynamics that affected the IPPN solutions demand from certain specific customers since mid-2024. This decrease was partially offset by adding new IPPN customers and an increase in the Data Collection solutions revenue, which first launched at the end of the first half of 2024.

Cost of Revenue and Gross Profit

The following table summarizes our cost of revenue for the periods presented, as well as presenting the gross profit as a percentage of total revenue. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Months Ended June 30,
U.S. dollars in millions	2025	2024
Internet protocol addresses costs	2.3	2.7
Networks and servers	2.2	0.4
Payroll, related expenses and share-based payment	0.2	0.3
Contractors and third-party services	0.6	*
Depreciation and amortization	0.3	0.3
Other	0.1	0.2
Total cost of revenue	5.7	3.9
Gross profit	10.2	13.4
Gross profit %	64%	78%

*	Less than $0.1 million

Our cost of revenue for the six months ended June 30, 2025, totaled $5.7 million, compared to $3.9 million in the six months ended June 30, 2024. The increase was primarily driven by our work with large customers, mainly Artificial Intelligence companies, which require data gathering at significantly higher scales, in turn necessitating a higher-quality and more expensive infrastructure. Also, we had an increase in contractors and third-party services costs which incurred primarily as a result of the increase in the Data Collection solutions revenue.

As a result of the decrease in revenue and increase of cost of revenue, gross profit for the six months ended June 30, 2025, totaled $10.2 million, compared to $13.4 million in the six months ended June 30, 2024, representing a decrease of 24%.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Months Ended June 30,
U.S. dollars in millions	2025	2024
Payroll, related expenses and share-based payment	2.9	1.7
Subcontractors	0.1	0.1
Other	0.1	0.3
Total research and development expenses	3.1	2.1

Research and development expenses for the six months ended June 30, 2025, totaled $3.1 million, compared to $2.1 million for the six months ended June 30, 2024. The increase is attributed mainly to the growth in the research and development team, which resulted in an increase in payroll and related costs.

Selling and Marketing Expenses

The following table summarizes our selling and marketing expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Months Ended June 30,
U.S. dollars in millions	2025	2024
Payroll, related expenses and share-based payment	2.6	2.2
Marketing	0.7	0.5
Professional fees	0.1	0.1
Depreciation and amortization	0.1	0.1
Payment processing fees	0.3	0.3
Other	0.1	0.2
Total selling and marketing expenses	3.9	3.4

Selling and marketing expenses for the six months ended June 30, 2025, totaled $3.9 million, compared to $3.4 million in the six months ended June 30, 2024. The increase resulted mainly from higher payroll and related expenses, as well as marketing costs.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six Months Ended June 30,
U.S. dollars in millions	2025	2024
Payroll and related expenses and share-based payment	1.9	1.5
Professional fees	0.6	0.9
Other	0.4	0.2
Total general and administration expenses	2.9	2.6

General and administrative expenses for the six months ended June 30, 2025, totaled $2.9 million, compared to $2.6 million in the six months ended June 30, 2024. The increase is primarily due to higher payroll and related expenses, as well as office expenses.

Operating Profit

As a result of the foregoing, our operating profit for the six months ended June 30, 2025, totaled $0.3 million, compared to an operating loss of $5.3 million in the six months ended June 30, 2024.

Financial Income (Expense)

Financial income, net, for the six months ended June 30, 2025, totaled $0.7 million, compared to financial expenses, net, of $3.4 million in the six months ended June 30, 2024. The switch to financial income is primarily due to the decrease in the fair value of derivative financial instruments, because of the price decrease in the Company’s share price during the six months ended June 30, 2025, compared to the share increase during the equivalent period in 2024. Also, the Company generated interest and financial income of $0.5 million in the six months ended June 30, 2025, from bank deposits and debt investments, compared to $0.3 million in the equivalent period in 2024.

Tax Expenses

Tax expenses for the six months ended June 30, 2025, totaled $0.3 million, compared to tax expenses of $0.8 million in the six months ended June 30, 2024. The reduction is due to the lower NetNut profit for tax purposes.

Net Profit for the Period

As a result of the foregoing, our net profit for the six months ended June 30, 2025, totaled $0.7 million, compared to an $1.1 million in the six months ended June 30, 2024.

Liquidity and Capital Resources

Overview

As of June 30, 2025, our cash and cash equivalents, totaling approximately $14.9 million, were intended for working capital, capital expenditures, investment in technology and business acquisition purposes. We also had approximately $10.1 million as long-term debt investments including related accrued interest, primarily in the United States and other countries’ high rated corporate bonds.

We believe that our cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future and at least the next twelve months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, the continuing market acceptance of our products and our pursuit of strategic opportunities, including, but not limited to, strategic acquisitions. If we are unable to raise additional capital when desired or can’t generate profit from operating activities, our business, operating results, and financial condition would be adversely affected.

	For the Six Months Ended June 30,
U.S. dollars in millions	2025	2024

Net cash provided by operating activities	0.2	6.3

Net cash provided by investing activities	0.1	0.2

Net cash provided by (used in) financing activities	(0.2)	4.3

Net increase in cash and cash equivalents	0.1	10.8

Operating Activities

During the six months ended June 30, 2025, net cash provided by operating activities was $0.2 million, primarily attributable to the decrease in the Company’s operating profit that decreased as a result of Cost of sales and the operating expenses increase (see explanations in the Comparison of the six months ended June 30, 2025 to the six months ended June 30, 2024 above, and specifically in the research and development expenses), and to the income tax payment related to financial year 2024. This figure represents a $6.1 million reduction compared to the $6.3 million provided by operating activities during the six months ended June 30, 2024.

Investing Activities

During the six months ended June 30, 2025, net cash provided by investing activities totaled $0.1 million, compared to $0.2 million during the six months ended June 30, 2024, primarily due to investment in long-term restricted deposits, offset by higher interest income related to increased amount of short-term bank deposits and debt investments in the six months ended June 30, 2025.

Financing Activities

During the six months ended June 30, 2025, net cash used in financing activities totaled $0.2 million, compared to $4.3 million provided by financing activities during the six months ended June 30, 2024, mainly due to loan repayments in the six months ended June 30, 2025, compared to $4.8 million proceeds from warrants and options exercises in the six months ended June 30, 2024.

Net increase in Cash and Cash Equivalents

As a result of the foregoing, our cash and cash equivalents decreased by $0.1 million during the six months ended June 30, 2025, compared to an increase of $10.8 million during the six months ended June 30, 2024.

Strategic Funding

On August 8, 2022, we signed a strategic funding agreement with O.R.B. Spring Ltd., or O.R.B., as further amended, of up to $4.0 million to support the growth of our consumer access solutions and its customer acquisition program. The repayment of the funding was based on a revenue share model in connection with sales generated from new customers acquired with each funding installment.

As of June 30, 2025, we received aggregate funding of approximately $2.6 million and repaid to O.R.B. an amount of approximately $1.9 million, of which $1.6 derived from the revenues that were generated as a result of the funding were repaid in cash, and approximately $0.3 million were paid in the Company’s ordinary shares. The loan balance as of June 30, 2025, was $0.7 million.

Shelf Registration Statement

On November 25, 2024, we filed a Registration Statement on Form F-3 (File No. 333-283429), which became effective on November 29, 2024. We may offer and sell from time to time in one or more offerings up to a total amount of $100 million of American Depository Shares (each representing 10 of our ordinary shares).

Current Outlook

As of June 30, 2025, our cash and cash equivalents and high rated long-term debt investments were approximately $25.0 million. We expect that our current resources will be sufficient to meet our anticipated cash needs for the foreseeable future and at least the next twelve months. Our operating plans may change because of many factors that may currently be unknown to us, which may impact our funding plans. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the scope of our general and administrative expenses; and

●	potential future acquisitions.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report Form 6-K.